                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                                CHARLES E. SMITH
                            RESIDENTIAL REALTY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                    ----------------------------------------
                         (Title of Class of Securities)

                                    832197107
                                    ---------
                                 (CUSIP Number)

Ellen Kendall, Esq.                             Gregory P. Patti, Esq.
c/o Prudential Real Estate Investors            O'Melveny & Myers LLP
8 Campus Drive                                  The Citicorp Center
Parsippany, New Jersey  07054                   153 East 53rd Street, 54th Floor
(973) 683-1696                                  New York, New York 10022-4611
                                                (212) 326-2000
John Westney, Esq.
The Prudential Realty Group
One Ravinia Drive, Suite 1400
Atlanta, Georgia 30346
(770) 395-8466

--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832197107
--------------------------------------------------------------------------------

1           NAME OF REPORTING PERSON

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    (Intentionally Omitted)

--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |X|

                                                                       (b) |_|

--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
                     WC

--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     |_|

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW JERSEY

--------------------------------------------------------------------------------
NUMBER OF            7          SOLE VOTING POWER
SHARES BENEFICIALLY             1,450,000 SHARES
OWNED BY EACH
REPORTING PERSON     8          SHARED VOTING POWER
                                0 SHARES

                     9          SOLE DISPOSITIVE POWER
                                1,450,000 SHARES

                     10         SHARED DISPOSITIVE POWER
                                0 SHARES

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,450,000 SHARES

--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                    |X|


--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.7%

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

                     IC, CO, IA

--------------------------------------------------------------------------------


                               Page 2 of 18 Pages

CUSIP No. 832197107
--------------------------------------------------------------------------------

1           NAME OF REPORTING PERSON

                     STRATEGIC VALUE INVESTORS, LLC

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     (Intentionally Omitted)

--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |X|

                                                                       (b) |_|

--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
                     WC

--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     |_|

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE

--------------------------------------------------------------------------------
NUMBER OF            7          SOLE VOTING POWER
SHARES BENEFICIALLY             0 SHARES
OWNED BY EACH
REPORTING PERSON     8          SHARED VOTING POWER
                                0 SHARES

                     9          SOLE DISPOSITIVE POWER
                                0 SHARES

                     10         SHARED DISPOSITIVE POWER
                                0 SHARES

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0 SHARES

--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                    |X|


--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
                     00

--------------------------------------------------------------------------------


                               Page 3 of 18 Pages

CUSIP No. 832197107
--------------------------------------------------------------------------------

1           NAME OF REPORTING PERSON

                     STRATEGIC VALUE INVESTORS INTERNATIONAL, LLC

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     (Intentionally Omitted)

--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |X|

                                                                       (b) |_|

--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS
                     WC

--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                     |_|

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE

--------------------------------------------------------------------------------
NUMBER OF            7          SOLE VOTING POWER
SHARES BENEFICIALLY             0 SHARES
OWNED BY EACH
REPORTING PERSON     8          SHARED VOTING POWER
                                0 SHARES

                     9          SOLE DISPOSITIVE POWER
                                0 SHARES

                     10         SHARED DISPOSITIVE POWER
                                0 SHARES

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     0 SHARES

--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                    |X|

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0%

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON
                     00

--------------------------------------------------------------------------------


                               Page 4 of 18 Pages

ITEM 1.     SECURITY AND THE ISSUER

            This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Shares"), of Charles E. Smith Residential Realty, Inc. (the "Company").

            The name and address of the principal executive offices of the Company is 2345 Crystal Drive, Crystal City, Virginia 22202.


ITEM 2.     IDENTITY AND BACKGROUND

            This Statement is filed by The Prudential Insurance Company of America, a New Jersey corporation ("Prudential"), Strategic Value Investors LLC, a Delaware limited liability company ("SVI"), and Strategic Value Investors International LLC, a Delaware limited liability company ("SVI International"; and collectively with Prudential and SVI, the "Reporting Parties"), in each case, with respect to the acquisition by the Reporting Parties of Shares from the Company on October 3, 1997 (the "Closing Date").

            Prudential is an insurance company and the address of its principal business and principal office is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102.

            Each of SVI and SVI International is a limited liability company formed to invest in shares or their equivalents of public and private real estate companies and real estate investment trusts (collectively, "REITs") or interests in partnerships in which REITs own general partnership interests or other significant partnership interests.

            Prudential owns 49% of the membership interests in SVI and New York State Teachers' Retirement System, a New York pension fund created and existing by virtue of the New York State Education Law and endowed with the powers and privileges of a corporation pursuant to Section 502 thereof, Houston Municipal Employees Pension System, a Texas municipal pension system, Chesterfield Investment Company, Inc., a Delaware corporation, 1199 Health Care Employees' Pension Fund, a New York trust, Dallas Police and Fire Pension System, a Texas trust, and Illinois Municipal Retirement Fund, an Illinois qualified pension plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, collectively own 51% of the membership interests in SVI. The address of the principal business and principal office of SVI is 8 Campus Drive, 4th Floor, Parsippany, New Jersey 07054.

            SCPG Holdings Pte. Ltd., a corporation organized under the laws of Singapore, owns 66 2/3% of the membership


                               Page 5 of 18 Pages
interests in SVI International and Crescent Holding GmbH, a corporation organized under the laws of Austria, owns 331/3% of the membership interests in SVI International. Prudential has committed to make parallel investments with investments made by SVI International (in such role, the "Prudential Co-Investor") such that the Prudential Co-Investor's investment is equal to 49% of the sum of (i) the Prudential Co-Investor's investment and (ii) SVI International's investment. In addition, The Prudential Investment Company, a wholly-owned subsidiary of Prudential and the investment advisor of each of SVI and SVI International ("PIC"), has agreed that it is PIC's intention that the investments of SVI, on the one hand, and SVI International and the Prudential Co-Investor, on the other, will be made in parallel. The address of the principal business and principal office of SVI International is c/o Coutts (Cayman) Limited, Coutts House, P.O. Box 707, Grand Cayman, British West Indies.

            As described in Item 5 below, Prudential (in its capacity as the Prudential Co-Investor), SVI and SVI International own of record 152,250 Shares, 1,139,286 Shares and 158,464 Shares, respectively. Prudential may be deemed solely to beneficially own (i) the Shares owned of record by it in its capacity as the Prudential Co-Investor and (ii) the Shares owned of record by each of SVI and SVI International by virtue of the ability of PIC to vote and dispose of such Shares pursuant to certain investment management agreements described in
Item 6 hereto.

            During the past five years, none of the Reporting Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the past five years, none of the Reporting Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Certain information required by Item 2 concerning the persons identified in General Instruction C to Schedule 13D with respect to the Reporting Parties is set forth on Schedule A hereto, which Schedule A is incorporated herein by reference. To the knowledge of each Reporting Party, during the past five years none of such persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a


                               Page 6 of 18 Pages
civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Pursuant to a Purchase Agreement (the "Purchase Agreement") dated as of September 17, 1997 between the Company and Prudential, Prudential agreed to acquire from the Company 1,450,000 Shares and 1,216,666 shares of the Company's Series B Cumulative Redeemable Preferred Stock, $.01 par value (the "Preferred Shares"), for an aggregate purchase price of $75,999,981. Pursuant to an Assignment and Assumption of Acquisition Rights dated as of October 2, 1997 (the "Assignment Agreement"), Prudential (i) assigned the right to purchase 1,139,286 Shares and 955,952 Preferred Shares to SVI and 158,464 Shares and 132,964 Preferred Shares to SVI International and (ii) retained, as the Prudential Co-Investor, the right to purchase 152,250 Shares and 127,750 Preferred Shares. The Purchase Agreement and the Assignment Agreement are described in Item 6 hereto and are attached hereto at Exhibits I and II, respectively. As described in Item 5, the Shares issuable upon the conversion of the Preferred Shares are not deemed to be beneficially owned by any of the Reporting Parties for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

            The 152,250 Shares owned of record by Prudential were purchased from the Company on October 3, 1997 for an aggregate purchase price of $4,339,125. The source of the funds to pay the purchase price was the capital of Prudential.

            The 1,139,286 Shares owned of record by SVI were purchased from the Company on October 3, 1997 for an aggregate purchase price of $32,469,651. The source of the funds to pay the purchase price was the capital of SVI available for investment.

            The 158,464 Shares owned of record by SVI International were purchased from the Company on October 3, 1997 for an aggregate purchase price of $4,516,224. The source of the funds to pay the purchase price was the capital of SVI International available for investment.

ITEM 4.     PURPOSE OF TRANSACTION

            Prudential, SVI and SVI International acquired and are holding the Shares and Preferred Shares for investment purposes and without the intention of effecting a change in control of the Company. Notwithstanding the foregoing, depending on market conditions, any of the Reporting Parties may choose to acquire additional Shares and Preferred Shares


                               Page 7 of 18 Pages

(subject to the restrictions set forth in the next paragraph) or dispose of some or all of its Shares and Preferred Shares.

            In connection with the transactions contemplated by the Purchase Agreement and the authorization and the issuance of the Preferred Shares, the Company adopted the Series B Preferred Articles Supplementary substantially in the form set forth as Exhibit A to the Purchase Agreement. In addition, the Company's Amended and Restated Articles of Incorporation (the "Articles") provide for certain ownership limitations that would have prohibited the Reporting Parties from acquiring Shares and Preferred Shares (which Preferred Shares are convertible, in certain circumstances, into Shares on a one-for-one basis as set forth in the Series B Preferred Articles Supplementary) that would have (but for the waiver described in the immediately following sentence) exceeded 9.8% of the outstanding Shares (assuming for the purposes of such calculation, that the Preferred Shares are immediately convertible into Shares). In connection with the transactions contemplated by the Purchase Agreement, the board of directors of the Company issued a Waiver of Ownership Limitations (which Waiver of Ownership Limitations is set forth as Exhibit C to the Purchase Agreement) permitting the purchase of the Shares and Preferred Shares pursuant to the Purchase Agreement; provided, among other things, that the Reporting Parties do not convert the Preferred Shares such that the Reporting Parties beneficially own in excess of 9.8% of the Shares.

            Except as set forth above, no Reporting Party, nor to any Reporting Party's knowledge, any of the persons identified on Schedule A, has any plans or proposals that would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

            (a) Prudential may be deemed to beneficially own 1,450,000 Shares, or approximately 9.7% of the 14,895,693 Shares issued and outstanding as of the Closing Date (after giving effect to the issuance to Prudential, SVI and SVI International of 1,450,000 Shares on the Closing Date). Of such 1,450,000 Shares, Prudential (i) owns 152,250 of such Shares beneficially and of record in its capacity as the Prudential Co-Investor, (ii) may be deemed to beneficially own 1,139,286 of such Shares (which Shares are owned of record by SVI) by virtue of the ability of PIC to vote and dispose of such Shares pursuant to an Investment Advisory Agreement dated as of October 2, 1997 between SVI and PIC (the "SVI Investment Advisory Agreement") and (iii) may be deemed to beneficially own 158,464 of such Shares (which Shares are owned of record by SVI International) by virtue of the ability of PIC to vote and dispose of such Shares


                               Page 8 of 18 Pages
pursuant to an Investment Advisory Agreement dated as of October 2, 1997 among SVI International, PIC, Prudential and Strategic Value Investors International Ltd. ("SVI Ltd."), a Cayman islands company and a wholly-owned subsidiary of Prudential (the "SVI International Investment Advisory Agreement"). Each of the SVI Investment Advisory Agreement and the SVI International Investment Advisory Agreement is described in Item 6 hereto and is attached hereto at Exhibit V and
Exhibit VII, respectively. SVI and SVI International do not beneficially own the Shares owned of record by them because they do not have the power to vote or dispose such Shares.

            Prudential Securities Incorporated, an indirect wholly-owned subsidiary of Prudential ("PSI"), beneficially owns on the date hereof 500 Shares in certain discretionary accounts on behalf of clients of PSI. Prudential disclaims beneficial ownership of such Shares because the management of PSI, and not Prudential, directs the disposition and/or voting, if any, of such Shares.

            If all of the Preferred Shares owned of record were permitted to be converted into Shares pursuant to the Articles, Prudential would be deemed to beneficially own 2,666,666 Shares or 16.6% of the 16,112,359 Shares that would be outstanding upon the conversion of such Preferred Shares (based on the 14,895,693 Shares outstanding on the Closing Date). Because the Articles prohibit the conversion of the Preferred Shares to the extent described in Item 4, the Shares that would otherwise be issuable upon the conversion of the Preferred Shares are not deemed to be beneficially owned by the Reporting Parties pursuant to Section 13 of the Exchange Act.

            (b) Prudential has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 1,450,000 Shares owned of record by Prudential, SVI and SVI International.

                               Page 9 of 18 Pages

            (c) Except as specified above in Item 3, none of the Reporting Parties has effected any transactions in the Shares during the past 60 days.

            (d)   Not applicable.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

            As described in Item 3 above, Prudential and the Company entered into the Purchase Agreement as of September 17, 1997, pursuant to which the Company agreed to sell 1,450,000 Shares and 1,216,666 Preferred Shares to Prudential and certain assignees of Prudential, including SVI and SVI International. The Purchase Agreement contains customary representations and warranties, covenants and conditions of or with respect to Prudential and the Company. The Purchase Agreement also contains, among other things, (i) the covenant of the Company to provide to Prudential, SVI and SVI International, during the period ending on the earlier of January 1, 2003 and the first date upon which the Shares sold pursuant to the Purchase Agreement, together with the Shares into which the Preferred Shares sold pursuant to the Purchase Agreement are convertible, have an aggregate market value of less than $30 million, non-confidential operating information of the same general nature as the Company provides to financial analysts, substantially concurrently with the provision of such information to financial analysts, (ii) the covenant of the Company to permit the Reporting Parties to consult with management of the Company regarding operating and financial matters of the Company and (iii) certain standstill provisions prohibiting the Reporting Parties from, among other things, (a) soliciting or negotiating any merger, consolidation or liquidation of the Company, (b) soliciting, initiating or participating in a proxy solicitation,
(c) seeking representation on the Company's board of directors and (d) acquiring any Shares and Preferred Shares if such Shares and the Shares issuable upon the conversion of such Preferred Shares would exceed 19.988% of the Shares outstanding immediately after such conversion. The foregoing description of the Purchase Agreement and the Assignment Agreement is qualified in its entirety by reference to such Purchase Agreement and Assignment Agreement, which are filed as Exhibit I and Exhibit II hereto, respectively, and are incorporated herein by reference.

            Prudential and the Company entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated as of October 3, 1997, pursuant to which the Company has agreed, prior to the date that is 45 days after the initial issuance of Shares pursuant to the Purchase Agreement, to file a registration statement under Rule 415 of the Securities Act of 1933, as amended (the "Shelf Registration"), registering the Shares to be issued to Prudential, SVI and SVI International (together with the Shares into which the Preferred Shares may be converted, the "Registrable Shares"). The Company agrees in the


                               Page 10 of 18 Pages

Registration Rights Agreement to use its reasonable best efforts to keep such Shelf Registration continuously effective for so long as the aggregate market value of the Registrable Shares is at least $10 million or such shorter period that will terminate upon the earlier of the following: (A) the date when all the Registrable Shares have been sold pursuant to such Shelf Registration or Rule 144 promulgated pursuant to the Exchange Act and (B) the date on which, in the reasonable, written opinion of counsel to the holders of the Registrable Shares and/or to the Company, all outstanding Registrable Shares held by persons that are not affiliates of the Company may be resold without registration under the Securities Act of 1933, as amended, in accordance with Rule 144(k) promulgated pursuant to the Exchange Act or any successor provision thereto. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement which is filed as Exhibit III hereto and is incorporated herein by reference.

            In connection with the formation of SVI, Prudential and the other owners of membership interests in SVI identified in Item 2 hereto entered into an Operating Agreement dated as of October 2, 1997, which is filed as Exhibit IV hereto and which is incorporated herein by reference. In addition, SVI and PIC entered into the SVI Investment Advisory Agreement dated as of October 2, 1997, pursuant to which PIC has the power to vote and dispose the Shares owned of record by SVI. The SVI Investment Advisory Agreement is terminable without cause by SVI under certain circumstances. The foregoing description of the SVI Investment Advisory Agreement is qualified in its entirety by reference to such agreement, which is filed as Exhibit V hereto and is incorporated herein by reference.

     In connection with the formation of SVI International, SVI Ltd. and the owners of membership interests in SVI International identified in Item 2 hereto entered into an Operating Agreement dated as of October 2, 1997, which is filed as Exhibit VI hereto and which is incorporated herein by reference. SVI Ltd., which is the manager of SVI International pursuant to the terms of such Operating Agreement, has certain approval rights with respect to new investments by SVI International. In addition, SVI Ltd., SVI, Prudential and PIC entered into the SVI International Investment Advisory Agreement dated as of October 2, 1997, pursuant to which PIC has the power to vote and dispose the Shares owned of record by SVI International. The SVI International Investment Advisory Agreement is terminable without cause by SVI International under certain circumstances. The foregoing description of the SVI International Investment Advisory Agreement is qualified in its entirety by reference to such agreement, which is filed as Exhibit VII hereto and is incorporated herein by reference.

            The filing of this Statement should not be construed as an admission that any of the Reporting Parties is or was for the purposes of Section 13 or
Section 16 of the Exchange Act the


                               Page 11 of 18 Pages
beneficial owner of the Shares or the Preferred Shares described herein.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Exhibit No.        Description
            -----------        -----------

                 I             Purchase Agreement dated as
                               of September 17, 1997

                II             Assignment Agreement dated as
                               of October 2, 1997

                III            Registration Rights
                               Agreement dated as of
                               October 3, 1997

                IV             Operating Agreement (SVI)
                               dated as of October 2, 1997

                V              Investment Advisory
                               Agreement (SVI) dated as of
                               October 2, 1997

                VI             Operating Agreement (SVI
                               International) dated as of
                               October 2, 1997

                VII            Investment Advisory
                               Agreement (SVI
                               International) dated as of
                               October 2, 1997


                               Page 12 of 18 Pages

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 1997

THE PRUDENTIAL INSURANCE COMPANY
  OF AMERICA


By: /s/ JOHN B. RYAN
   ------------------------------
   Name: John B. Ryan
   Title: 2nd Vice President

STRATEGIC VALUE INVESTORS, LLC

By:   The Prudential Investment Corporation
Its:  Attorney-in-Fact


By: /s/ KEVIN R. SMITH
   ------------------------------
   Name: Kevin R. Smith
   Title: Vice President

STRATEGIC VALUE INVESTORS INTERNATIONAL, LLC

By:   Strategic Value Investors International Ltd.
Its:  Manager


By: /s/ TERENCE McHUGH
   ------------------------------
   Name: Terence McHugh
   Title: Vice President


                               Page 13 of 18 Pages

                                   SCHEDULE A

            Additional information required by Item 2 of Schedule 13D.

1. The Prudential Insurance Company of America. Set forth below is the name, principal occupation/title and business address of each director and executive officer of Prudential. Each of such persons is a citizen of the United States of America, except that Richard M. Thomson is a citizen of Canada.

DIRECTORS

                           Principal Occupation/
Name                       Title                      Address
----                       ---------------------      -------

Franklin E. Agnew          Business Consultant        USX Tower
                                                      Suite 660
                                                      600 Grant Street
                                                      Pittsburgh, PA 15219

Frederic K. Becker         President                  Wilentz Goldman & Spitzer
                                                      90 Woodbridge Center Drive
                                                      Suite 900
                                                      Woodbridge, NJ 07095

James G. Cullen            Vice Chairman              Bell Atlantic Corp.
                                                      1310 North Court House
                                                      Road
                                                      11th Floor
                                                      Arlington, VA 22201

Carolyne K. Davis          Health Care Advisor        Ernst & Young
                                                      1225 Connecticut Avenue,
                                                      NW
                                                      Washington, DC 20036

Roger A. Enrico            Chief Executive Officer    PepsiCo
                                                      700 Anderson Hill Road
                                                      Purchase, NY 10577

Allan D. Gilmour           Former Vice Chairman,      The Prudential Insurance
                           Ford Motor Company         Company of America
                                                      751 Broad Street
                                                      Newark, NJ 07102

William H. Gray III        President and CEO          United Negro College
                                                      Fund, Inc.
                                                      8260 Willow Oaks Corp.
                                                      Drive
                                                      P.O. Box 10444
                                                      Fairfax, VA 22031-4511

Jon F. Hanson              Chairman                   Hampshire Management
                                                      Company
                                                      235 Moore Street,
                                                      Suite 200
                                                      Hackensack, NJ 07601


                               Page 14 of 18 Pages

Glen H. Hiner              Chairman and CEO           Owens Corning
                                                      Owens Corning Parkwall
                                                      Toledo, OH 43659

Constance Horner           Guest Scholar              The Brookings Institution
                                                      1775 Massachusetts Avenue,
                                                      NW
                                                      Washington, DC 20036-2188

Gaynor N. Kelley           Retired Chairman and CEO   The Prudential Insurance
                                                      Company of America
                                                      751 Broad Street
                                                      23rd Floor
                                                      Newark, NJ 07102

Burton G. Malkiel          Professor                  Princeton University Dept.
                                                      of Economics
                                                      110 Fisher Hall
                                                      Prospect Avenue
                                                      Princeton, NJ 08544-1021

Arthur F. Ryan             Chairman, CEO and          The Prudential Insurance
                           President                  Company of America
                                                      751 Broad Street
                                                      Newark, NJ 07102

Ida F.S. Schmertz          Principal                  Investment Strategies
                                                      International
                                                      c/o The Prudential
                                                      Insurance Company of
                                                      America
                                                      751 Broad Street
                                                      23rd Floor
                                                      Newark, NJ 07102

Charles R. Sitter          Former President           Exxon Corporation
                                                      5959 Las Colinas Boulevard
                                                      Irving, TX 75039-2298

Donald L. Staheli          Chairman and CEO           Continental Grain Company
                                                      277 Park Avenue
                                                      New York, NY 10172

Richard M. Thomson         Chairman and CEO           The Toronto-Dominion Bank
                                                      P.O. Box 1
                                                      Toronto-Dominion Centre
                                                      Toronto, Ontario
                                                      Canada M5K 1A2

James A. Unruh             Chairman and CEO           Unisys Corporation
                                                      Township Line and Union
                                                      Meetings Roads
                                                      P.O. Box 500
                                                      Blue Bell, PA 19424-0001


                               Page 15 of 18 Pages

P. Roy Vagelos, M.D.       Former Chairman and CEO    Merck & Co., Inc.
                                                      One Crossroads Drive
                                                      Building A, 3rd Floor
                                                      Bedminster, NJ 07921

Stanley C. Van Ness, Esq.  Counselor at Law           Picco Herbert Kennedy
                                                      One State Street Square
                                                      Suite 1000
                                                      Trenton, NJ 08607-1388

Paul A. Volcker            Chairman and CEO           610 Fifth Avenue
                                                      Suite 420
                                                      New York, NY  10020

Joseph H. Williams         Director                   The Williams Companies,
                                                      Inc.
                                                      One Williams Center
                                                      Tulsa, OK 74172

EXECUTIVE OFFICERS

                           Principal Occupation/
Name                       Title                      Address
----                       ---------------------      -------

Arthur F. Ryan             Chairman of the Board,     The Prudential Insurance
                           Chief Executive            Company of America
                           Officer and President      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

E. Michael Caulfield       Chief Executive Officer,   The Prudential Insurance
                           Money Management Group     Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

Michele Darling            Executive Vice President,  The Prudential Insurance
                           Human Resources            Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

Mark B. Grier              Chief Financial Officer    The Prudential Insurance
                                                      Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

Roger A. Lawson            Executive Vice President,  The Prudential Insurance
                           Marketing and Planning     Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777


                               Page 16 of 18 Pages

John V. Scicutella         Operations and Systems     The Prudential Insurance
                           Executive Officer          Company of America
                                                      Prudential Plaza
                                                      751 Broad Street
                                                      Newark, NJ 07102-3777

2.  Strategic Value Investors, LLC.   SVI is controlled (for purposes of
General Instruction C to Schedule 13D) by Prudential. The directors and executive officers of Prudential are set forth above.

3. Strategic Value Investors International, LLC. SVI International is controlled (for purposes of General Instruction C to Schedule 13D) by SCPG Holdings Pte. Ltd., a corporation organized under the laws of Singapore ("SCPG"), which is a wholly owned subsidiary of Government of Singapore Corporation (Realty) Pte. Ltd., an agency of the Government of Singapore ("GSIC"). Set forth below is the name, principal occupation/title and business address of each executive officer or director of SCPG. Each of such persons is a citizen of Singapore, except S. Bradford Child is a citizen of the United States of America and Mok Yee Yin is a citizen of Malaysia.



                   Principal Occupation/
Name               Title                        Address
----               ---------------------        -------

Kwok Wai Keong     Regional Manager,            Government of Singapore
(Director)         Government of Singapore      Investment Corporation Pte. Ltd.
                   Investment Corporation       250 North Bridge Tower #38-00
                   Pte. Ltd.                    Raffles City Tower
                                                Singapore  179101

Seek Ngee Huat     Director of Real Estate,     Government of Singapore
(Director)         Government of Singapore      Investment Corporation Pte. Ltd.
                   Investment Corporation       250 North Bridge Tower #38-00
                   Pte. Ltd.                    Raffles City Tower
                                                Singapore  179101

S. Bradford Child  Senior Investment Manager,   c/o GSIC Realty Corporation
(Director)         GSIC                         255 Shoreline Drive, Suite 600
                                                Redwood City, CA  94065

Guy Tcheau         Regional Manager, GSIC       c/o GSIC Realty Corporation
(Director)                                      255 Shoreline Drive, Suite 600
                                                Redwood City, CA  94065


                               Page 17 of 18 Pages

Name               Principal Occupation/        Address
----               Title                        -------
                   ---------------------

Mok Yee Yin        Manager,                     Government of Singapore
(Secretary)        Government of Singapore      Investment Corporation Pte. Ltd.
                   Investment Corporation       250 North Bridge Tower #38-00
                   Pte. Ltd.                    Raffles City Tower
                                                Singapore  179101

Deanna Ong         Senior Accountant,           Government of Singapore
(Secretary)        Government of Singapore      Investment Corporation Pte. Ltd.
                   Investment Corporation       250 North Bridge Tower #38-00
                   Pte. Ltd.                    Raffles City Tower
                                                Singapore  179101


                               Page 18 of 18 Pages

                                  EXHIBIT INDEX

    Exhibit No.      Description                                Page No.
    -----------      -----------                                --------

         I           Purchase Agreement dated as
                     of September 17, 1997

        II           Assigned Agreement dated as
                     of October 2, 1997

       III           Registration Rights Agreement
                     dated as of October 3, 1997

        IV           Operating Agreement (SVI)
                     dated as of October 2, 1997

         V           Investment Advisory Agreement
                     (SVI) dated as of October 2,
                     1997

        VI           Operating Agreement (SVI
                     International) dated as of
                     October 2, 1997

       VII           Investment Advisory Agreement
                     (SVI International) dated as
                     of October 2, 1997